FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS & BURKHARDT AG
FIRST QUARTER 2013 RESULTS

• Net profit of €39.4m for the first quarter of 2013 (Q1 2012: €41.0m1)
• Net interest income of €39.3m, €4.3m lower than prior year (Q1 2012: €43.6m)
• Net fee income €7.0m higher than prior year levels at €101.8m (Q1 2012: €94.8m)
• Administrative expenses 8.2% lower at €117.1m (Q1 2012: €127.5m1)
• Core tier 1 ratio of 12.9% unchanged from 31 December 2012

Overview
Against the backdrop of ongoing revenue growth pressure due to the ECB's low interest rate policy, HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus' or 'the bank') produced a solid performance in the first quarter of 2013. At €58.8m pre-tax profit was 3.1% lower than for the comparable period of 2012 (€60.7m1). Net profit of €39.4m was €1.6m below the net profit for the first three months of 2012 (€41.0m1). The benefits achieved from higher levels of net fee income and a fall in administrative expenses were more than offset by lower net interest income and a reduced trading income.

HSBC Trinkaus' capital ratio was 15.3% compared to 16.6% at 31 December 2012. The core tier 1 capital ratio of 12.9% was unchanged from that at 31 December 2012. The bank, which already meets the higher capital requirements under Basel III, has sufficient capital to facilitate further business expansion. HSBC Trinkaus, the HSBC Group's principal subsidiary in Germany, is rated 'AA- (Stable)' by Fitch Ratings.

Financial commentary
Net interest income fell by €4.3m to €39.3m (Q1 2012: €43.6m) as, in the low interest rate environment, interest income from financial assets fell and lower margins earned on deposits were only partially offset by higher volumes in lending and receivable finance businesses within corporate banking.

A net release of loan impairment and other credit risk of €0.1m (Q1 2012: net charge of €0.9m) reflected the impact of a net recovery of loans and advances previously written off. HSBC Trinkaus' conservative approach in relation to the assessment of default risk remains unchanged.

Net fee income improved by €7.0m to €101.8m compared to the first three months of 2012 (€94.8m). The bank benefited from growth in fee income from a successful securities business and lending. This was mainly driven by fees earned from lead arrangements of large syndicated loans through the ongoing focus of the bank's growth strategy for its corporate banking business.

Ongoing economic uncertainties impacted trading income in the first three months of 2013, as a result, trading income declined by €18.2m to €26.3m (Q1 2012: €44.5m). This was mainly due to lower trading volumes in bonds and interest rate derivatives.

Administrative expenses fell by €10.4m to €117.1m, a decrease of 8.2% (Q1 2012: €127.5m1). This was due to the combination of lower variable staff expenses and a reduction in headcount compared with the first quarter of 2012. The bank's cost efficiency ratio improved to 66.6% (Q1 2012: 67.4%), and remains within an appropriate range of 65% to 70% for the bank's business model.

Income from financial assets of €6.3m was €3.8m higher than in the first three months of 2012 (€2.5m) due to capital gains.

HSBC Trinkaus' total assets increased by 5.8% to €21.2bn compared with 31 December 2012. Around 60% of assets are funded by customer deposits which remain the bank's main source of funding. The bank's financial position remains characterised by excellent liquidity.

Outlook
HSBC Trinkaus' integration into the globally operating HSBC Group continues to strengthen its position as a 'Leading International Bank' in Germany, one of HSBC's global priority growth markets. HSBC Trinkaus' aim is to leverage HSBC's global expertise in the Global Banking and Markets segment (institutional clients and large international corporations).

HSBC Trinkaus' diversified business model and strong capital base put it in a good position to pursue market share gains in its target business segments during 2013. The bank will remain focused on executing its strategy to expand the business with upper MME and multinational corporate clients.

1 Reported results for 2012 have been restated as a result of the implementation of changes to IAS 19.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Note to editors:
HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its tradition of over 228 years as a trusted advisor to its clients. As one of the country's leading banks, it is also part of the HSBC Group, one of the world's largest banking and financial services organisations. The strength of the bank is its international connectivity. This is characterised by its detailed knowledge of the international markets, mainly the emerging markets, and its global network. Germany is one of the HSBC Group's priority growth markets.

With more than 2,500 employees, HSBC Trinkaus can be found in seven locations in Germany, in addition to the head office in Düsseldorf, and has access to the global network of HSBC. With total assets of €21.2bn and €150.1bn in funds under management and administration, HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (Stable)' by Fitch Ratings. The bank's central target groups are corporate, institutional, and wealthy private clients. (Figures as at 31 March 2013).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 15 May 2013